UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Calton, Inc. (Name of Issuer)
common stock (Title of Class of Securities)
131380503 (CUSIP Number)
Don C. Whitaker Don C. Whitaker, Inc. 23 Beechwood Irvine, CA 92604 949-857-6008 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 04, 2001 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 131380503

1.	Names of Reporting Persons. Don C. Whitaker I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [X]

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 214,400

	8.	Shared Voting Power

	9.	Sole Dipositive Power

	10.	Shared Dipositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 214,400

12.	Check if the Aggregate Amount Represented bt Amount in Row (11) Excludes Certain Shares (See Insructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 5.17%

14.	Type of Reporting Person IN
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Item 1. Security and Issuer Shares of common stock of Calton, Inc. and the principal executive offices are: 2013 Indian River Blvd., Vero Beach, FL 32960

Item 2. Identity and Background.

(a)	Name: Don C. Whitaker

(b)	Residence or business address: 23 Beechwood Irvine, CA 92604

(c)	Present Principal Occupation or Employment: Don C. Whitaker, Inc. 23 Beechwood Irvine, CA 92604 For the the past 22 years.

(d)	Criminal Conviction: No

(e)	Court or Administrative Proceedings: No

(f)	Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration: Personal and retirement funds of Mr. Whitaker of approximately $821,226.93.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         It currently is Mr. Whitaker's intention to submit at the next sched-
         uled shareholder's meeting a proposal, pursuant to prescribed company by-laws, seeking an orderly liquidation of assets and to distribute the proceeds to shareholders as soon as possible. Mr. Whitaker perceives that the current management has unintentionally deceived itself in attempting to meet it's stated strategic plan to "enhance shareholder value" by a flawed diversification effort. It is Mr.
         Whitaker's view that the best way to achieve said goal is to return the assets to the real owners of the company. This would provide the owners an immediate substantial gain over what the investing public currently weighs the value of Calton, Inc. in the marketplace while the company continues it's ill timed diversification maneuvers. It is also Mr. Whitaker's desire that the management finally realizes the futility of said diversification effort and chooses to initiate such an attempt itself by submitting such a proposal on it's own accord to shareholders many months prior to the next scheduled annual meeting. This would finally acknowledge the need by the directors to immediately cease the severe cash drain of said fledgling operations.

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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
No
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
As stated above
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
Other than stated above
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
No
(e) Any material change in the present capitalization or dividend policy of the issuer;
Other than stated above
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

Other than stated above
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
Other than stated above
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Other than stated above
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
Other than stated above
(j) Any action similar to any of those enumerated above.
Other than stated above

Item 5. Interest in Securities of the Issuer.

(a)	5.17%

(b)	Don C. Whitaker 214,400 sole voting power

(c)	Date	Shares Purchased (sold)	Price per share

3/12/2001
3/15
3/15
3/16
3/16
3/19
3/19
3/19
3/20
3/20
3/23
3/26
3/27
3/29
4/4
4/5
4/5
4/6
4/6
4/6
4/6
4/10
4/10
4/16
4/18
4/19
4/20
4/20
4/23
4/24
4/25
4/25
4/26
4/26
4/26
4/26
4/26
4/26
4/26
4/26
4/30
4/30
5/1
5/2
5/2
5/2
5/3
5/4
5/4
5/4
5/4
5/7
5/8
5/8
5/10

700
800
1600
3400
1500
2600
3500
6000
3500
1600
500
900
1800
5000
4000
1000
500
(1000)
(1500)
(5200)
(2500)
(2000)
(1500)
800
(600)
(500)
7000
500
1200
1600
(2100)
24500
8000
7000
1800
2000
3000
2000
3000
1400
3300
(1500)
(1100)
2000
2000
2000
500
(2500)
1500
4000
6000
(1500)
(1100)
500
500

$3.62
3.62
3.64
3.64
3.62
3.62
3.60
3.61
3.56
3.51
3.53
3.53
3.53
3.43
3.43
3.43
3.42
3.57
3.60
3.70
3.75
3.95
3.99
3.75
3.93
4.18
4
3.95
3.96
3.99
4.07
4
4
3.97
3.95
3.9
3.88
3.85
3.83
3.8
3.8
3.9
3.98
3.83
3.82
3.81
3.8
3.9
3.85
3.82
3.8
4
4
3.9
4

All transactions were executed in the marketplace

(d) No

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None
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Item 7. Material to be Filed as Exhibits. None

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2001
Don C. Whitaker
By:	/s/ Don C. Whitaker Don C. Whitaker

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